Exhibit 99.73

Elemental Altus Announces Changes to Board Following Tether Investment

Vancouver, British Columbia--(Newsfile Corp. - June 17, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to announce the appointment of new directors to the Company (the "Appointment"), effective immediately, reflecting the acquisition of a 37.8% stake in the Company by Tether Investments S.A. de C.V. ("Tether") and the right to acquire a total of 51.8% of the Company's issued and outstanding common shares. Prior to the Appointment, the Company's board of directors consented to Tether's exercise of its option over the Company shares held by Alpha 1 SPV.

Tether's investment in the Company reflects an expanding commitment to real-world assets that deliver stability, scalability and long-term value, recognizing Elemental Altus' disciplined royalty strategy and exposure to gold as a resilient store of value.

Director Appointments

New Executive Chairman Juan Sartori and non-executive directors Simon Vumbaca, and Ravi Sood have been appointed to the Board, alongside existing members Sandeep Singh and Prashant Francis. Frederick Bell, who will continue as CEO of the Company, John Robins, Martin Turenne, Matthieu Bos, and Vincent Benoit have agreed to step down.

These appointments are subject to ratification by shareholders at the upcoming Annual General Meeting.

"We are pleased to welcome our newdirectors as we enter an exciting phase of growth for the Company," said Frederick Bell, CEO. "With a streamlined Board, renewed ambition to scale the business and the support of Tether, the Company is in a unique position to expand its portfolio of predominantly gold royalties. As we look ahead, we also extend our sincere gratitude to the outgoing directors whose guidance and dedication over the years have been instrumental in the Company's development. They leave the Company in the strongest financial position in its history, providing a solid foundation for the future."

Juan Sartori, newly appointed Executive Chairman, added: "The opportunity to invest in and support the Company at this pivotal point is an important milestone in Tether's strategy to increase its exposure to gold. Elemental Altus' management team has built a strong foundation through disciplined execution and we look forward to supporting the next phase of transformational growth. By leveraging the synergies and convergence we are witnessing between real and digital assets — driven by crypto technologies, as exemplified by Tether Gold — we believe we can unlock substantial value. We are also grateful for the hard work of all involved in enabling us to complete this investment so quickly and for the outgoing Board for their years of service and meaningful contributions to the Company's success."

Director Biographies

Juan Sartori

Mr. Sartori is the Chairman and founder of Union Group International Holdings, a privately owned investment and private equity management firm with significant strategic Latin American interests. These cover the agricultural, energy, forestry, infrastructure and real estate sectors. Mr. Sartori established Union Group in 2007. Since its incorporation, Union Group and its subsidiaries have performed numerous transactions growing its portfolio of businesses of private and public companies. He has served as the non-executive Chairman of the Board for Union Acquisition Corp. I since December 2018 to 2021. He also served as Chairman of the Board of Union Acquisition Corp. from November 2017 until it completed its merger with Bioceres Crop Solutions in March 2019. Mr. Sartori is the co-owner of Sunderland A.F.C, Vice-President of AS Monaco Football Club, Board member of the European Club Association and of the Professional Football League (LFP) in France, and Executive Chairman of Adecoagro S.A. Mr. Sartori is a regular speaker about Latin American issues in worldwide conferences and media. Mr. Sartori began his career as a financial services entrepreneur in 2002 launching Union Capital Group, a Geneva based multi-strategy asset manager, selling its control in 2008. Mr. Sartori was elected and served as Senator of the Uruguayan Parliament for the legislative period going from February 15, 2020 to February 15, 2025. Mr. Sartori received a Bachelor Degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.

Ravi Sood

Mr. Sood is the managing director of Signal 8 Limited based in Toronto, Canada. Mr. Sood has been a founder of and the principal investor in several businesses in emerging markets and currently serves as Chief Executive Officer of Golconda Gold Ltd. (TSXV) and Executive Chairman of Abraxas Power Corp. Mr. Sood was the founder and Chief Executive Officer of Navina Asset Management Inc., a global asset management firm headquartered in Toronto, Canada. Mr. Sood led the investment activities of Navina and its predecessor company, Lawrence Asset Management Inc., from its founding in 2001 until he sold the firm in 2010. Mr. Sood received a Bachelor Degree of Mathematics at the University of Waterloo where he was a Descartes Fellow and the recipient of numerous national awards.

Simon Vumbaca

Mr. Vumbaca is currently principal of London-based private investment office ASV Private Office where he works with businesses to set and to execute sophisticated value creation strategies. Over the past three decades, Mr. Vumbaca has led complex, high profile, and high value corporate and commercial negotiations, including most recently the sale of Pit Stop Betting in 2019. He operates in a peer group of investors including high-net worth individuals, overseas royal families, international conglomerates, private investors, financial institutions, elite athletes, artists, and sports club owners. Mr. Vumbaca currently serves as a non-executive director of Sunderland AFC, a professional English premier league football club, and is the Chair of AIG, an Agro conglomerate, amongst other appointments. Mr. Vumbaca holds a Masters (DEA) graduate degree from the Université Paris I Panthéon-Assas and is a licensed member of the Law Society of England and Wales and of the Colegio de la Abogacia Espanola.

Frederick Bell

CEO

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

(TSXV: ELE) | (OTCQX: ELEMF) | (ISIN: CA28619K1093) | (CUSIP: 28619K109)

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release.

About Tether Investments

Tether Investments is a corporation existing under the laws of the Republic of El Salvador and is an affiliate of the Tether group of companies. Tether Investments is focused on strategic investments that complement its vision for open financial systems supported by digital and real-world assets.

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company's growth prospects; the Company's estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company's Annual Information Form dated April 29, 2024, filed under the Company's profile on SEDAR+ (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/255934